Exhibit 99.1

MANITOBA

Fiscal and Economic

Update

Mid-Year Report

Honourable Scott Fielding

Minister of Finance

PROVINCE OF MANITOBA	2019/20 FISCAL UPDATE

2019/20 FORECAST UPDATE

($ millions)	Budget 2019	Forecast
Revenue	17,025	17,095

Expense	17,480	17,395

Contingency for Writedown	-	50

In-Year Adjustments/Lapse	(95)	-

Net Income (Loss)	(360)	(350)

Strategic Infrastructure:

Roads, Highways, Bridges and Flood Protection	605	603

Health, Education and Housing	538	367

Other Provincial Infrastructure	345	330

Manitoba Liquor and Lotteries	62	73

	1,550	1,373

Summary Net Debt	26,113	25,799

Net Debt to GDP	34.7%	34.5%

At mid-year, the deficit is projected to be $350 million, slightly ahead of plan. Assuming this trajectory continues until year-end, this will represent the fourth consecutive year that Manitoba has out-delivered on the execution of its budget.

Slight improvements compared to budget are forecast in both revenue and expenditures, however, these improvements have been offset by the inclusion of a $50 million contingency for non-cash accounting charges expected to be incurred this fiscal year.

In 2018/19 Public Accounts, we included a revised path to balance projecting the elimination of the deficit in 2022/23. Although we are now anticipating even further non-cash accounting charges in 2020/21 that represent unexpected one-time headwinds, we still plan to meet our deficit reduction plan in 2022/23.

Strategic Infrastructure is projected to decrease $177 million from the budget of $1,550 million to $1,373 million. Government continues to take steps to mitigate unexpected lapses of its capital budget, ensure that all procurement maximizes value for money, and has consolidated many of its capital delivery functions centrally to create an even more effective capital delivery function.

Summary Net Debt is projected to be $25,799 million at year end, representing a $314 million decrease from budget, primarily due to 2018/19 actual results, specifically a smaller deficit and lower than expected capital spending.

The net debt to GDP ratio is currently forecasted at 34.5%.

PROVINCE OF MANITOBA	2019/20 FISCAL UPDATE

Revenue

The revenue forecast has increased by $70 million compared to budget. The forecast includes moderate adjustments in all major revenue categories: own source revenue, which includes taxation and fees, federal transfers and net income of Government Business Enterprises. While not fully reflected in this forecast, there is a possibility that MPI will end the year with unexpected accounting gains, which could further increase revenue compared to budget.

Expense

The expense forecast has decreased by $85 million compared to budget. The forecast includes flat to moderate decreases in all major expenditure categories other than Health. Unplanned expenditure pressures in Health are related to increased salary, drug and supply expenses, and medical remuneration resulting from patient volume increases and the opening of Concordia Urgent Care.

PROVINCE OF MANITOBA	2019/20 ECONOMIC UPDATE

Manitoba Economic Review and Outlook

Economic growth has slowed since our projections in Budget 2019. However, we have not seen weakening in our revenue projections, and we have also determined that our starting point for revenues as of April 1, 2019 was slightly higher than expected, which has more-than-offset the impact of a slowing global economy.

Global economic conditions weakened in 2019 compared to 2018 and 2017. Growth remains subdued primarily due to rising trade and geopolitical tensions, such as the U.S./China tariff conflict, the uncertainty over Brexit, and international cooperation more generally.

Both the IMF and the Bank of Canada revised down their global growth expectations and are expecting growth in 2019 to be the slowest since the Great Recession. For 2019, the IMF is calling for 3.0% growth while the Bank of Canada is calling for 2.9% growth.

Manitoba is not immune to external developments. Since Budget 2019, the Manitoba Finance Survey of Economic Forecasts shows declines in real GDP.

Manitoba’s key economic indicators are showing mixed results in 2019, on a year-to-date basis.

The labour market is improving with the number of jobs up by 1.1% in 2019 compared to 0.6% increase in 2018. The unemployment rate has fallen to 5.3% from 6.0% in 2018.

Wages and salaries are up 3.7% this year, compared to 3.1% in 2018. Income growth is broad based across industries.

Population continues to increase at a solid pace in Manitoba, increasing by 1.2% in 2019, the tenth consecutive year of growth above 1.0%.

Supported by pharmaceutical products and crude oil sales to the U.S., international exports are up by 5.4% in 2019. Exports to the U.S. are up 11.4%, second highest among provinces.

Investment in non-residential properties has continued to accelerate, going from 6.7% in 2018 to 10.2% in 2019. Spending in 2019 on commercial and industrial properties increased by 15.3% and 8.8%, respectively, while spending on institutional buildings declined by 6.6%.

PROVINCE OF MANITOBA	2019/20 ECONOMIC UPDATE

Investment in residential properties initially eased from record levels in the last quarter of 2018, but has rebounded starting the second quarter of 2019. On a year-to-date basis residential investment decreased by 3.0% in 2019, from 3.5% growth in 2018 and 14.5% in 2017.

Reflecting weaker demand conditions, receipts from retail, wholesale, and manufacturing sales are all growing at a slower pace than in 2018.

About our New Fiscal and Economic Update Format

Government has been undertaking considerable work since 2016 to modernize and enhance the quality of our public disclosure in our budget and financial reports.

The summary budgeting documents for Budget 2019 contained significant enhancements aimed at improving transparency and increasing the details provided to the public. More work is underway in respect of Budget 2020, which will contain even more updates and improvements, and will start to reflect many new best practices.

Similarly, we are refreshing our approach to our fiscal updates to ensure the information provided is meaningful to our stakeholders. We are providing better updates in respect of our overall capital spending and debt levels, as well as giving more prominence to our debt to GDP ratios – which are an important measure of our fiscal sustainability.

In past years, Government expanded the format of our financial disclosure to no longer group departments into “sectors”, but rather to report departments separately in order to drive transparency and accountability. On October 23, 2019, a newly re-elected government was sworn in with new departments created to better align portfolios and resources with Government’s commitments and priorities. As the work to reorganize departments continues, this mid-year fiscal update does not present departmental results, but this information will be included starting in our next fiscal update.